EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Silgan Holdings Inc. for the registration of $200,000,000 aggregate principal amount of 6¾% Senior Subordinated Notes due 2013 and to the incorporation by reference therein of our report dated January 28, 2003, except for the second and third paragraphs of Note 20, as to which the date is March 3, 2003 and for the fourth paragraph of Note 20, as to which the date is March 28, 2003, with respect to the consolidated financial statements and schedules of Silgan Holdings Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Stamford, Connecticut

January 7, 2004